Exhibit 21.1

Subsidiaries

Name of Subsidiaries	Jurisdiction of Incorporation or Organization
Orchard Therapeutics Limited	England and Wales
Orchard Therapeutics North America	United States
Orchard Therapeutics (Netherlands) B.V.	Netherlands